UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____________ to ______________

Commission File Number - 333-133631

A.	Full title of the plan and the address of the plan:

COMMUNITY BANCORP. & DESIGNATED SUBSIDIARIES RETIREMENT SAVINGS PLAN

Physical Location:

4811 U.S. Rte. 5

Derby, Vermont 05829

Mailing Address:

4811 U.S. Rte. 5

Newport, Vermont 05855

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY BANCORP /VT

4811 U.S. Rte. 5

Derby, Vermont 05829

REQUIRED INFORMATION

The Community Bancorp. and Designated Subsidiaries Retirement Savings Plan is an ERISA plan with more than 100 participants. Required financial statements filed with this report:

Financial Report for plan year ended December 31, 2025.

COMMUNITY BANCORP. & DESIGNATED

SUBSIDIARIES RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

December 31, 2025 and 2024

With Report of Independent Registered Public Accounting Firm

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Audit Committee of the Board of Directors

Community Bancorp. & Designated Subsidiaries Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Community Bancorp. & Designated Subsidiaries Retirement Savings Plan (the Plan) as of December 31, 2025, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025, and the changes in net assets available for benefits for the year then ended, in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

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Plan Administrator and Audit Committee of the Board of Directors

Community Bancorp. & Designated Subsidiaries Retirement Savings Plan

Supplemental Information

The supplemental schedule of assets (held at end-of-year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2025.

Manchester, New Hampshire

June 26, 2026

Vermont Registration No. 192-0134133

PCAOB Registration No. 7293

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Audit Committee of the Board of Directors

Community Bancorp & Designated Subsidiaries Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Community Bancorp & Designated Subsidiaries Retirement Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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Plan Administrator and Audit Committee of the Board of Directors

Community Bancorp & Designated Subsidiaries Retirement Savings Plan

Supplemental Information

The supplemental schedule of assets (held at end-of-year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2003.

Portland, Maine

June 26, 2025

VT Reg. No. 92-0000278

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COMMUNITY BANCORP. & DESIGNATED

SUBSIDIARIES RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31,	2025	2024

Assets
Investments, at fair value
Money market assets	$3,975,301	$1,797,899
Marketable equity securities	11,526,281	7,795,677
Mutual funds	27,948,170	27,232,965

Total investments	43,449,752	36,826,541

Receivables
Employer contributions	525,519	522,074
Notes receivable from participants	361,067	368,845
Accrued interest and dividends	14,535	8,216

Total receivables	901,121	899,135

Net assets available for benefits	$44,350,873	$37,725,676

The accompanying notes are an integral part of these financial statements.

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COMMUNITY BANCORP. & DESIGNATED

SUBSIDIARIES RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2025

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$6,048,821
Interest and dividends from investments and notes receivable from participants	2,443,000
8,491,821
Contributions
Employer’s	716,383
Participants’	726,176
1,442,559
Total additions	9,934,380

Deductions from net assets attributed to:
Benefits paid to participants	3,306,933
Administrative expenses	2,250
Total deductions	3,309,183

Increase in net assets available for benefits	6,625,197

Net assets available for benefits

Beginning of year	37,725,676

End of year	$44,350,873

The accompanying notes are an integral part of these financial statements.

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COMMUNITY BANCORP. & DESIGNATED

SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2025 and 2024

Note 1. Description of Plan

The following description of the Community Bancorp. & Designated Subsidiaries Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of the sponsor, Community National Bank (the Bank), a subsidiary of Community Bancorp. (the Company), who have attained age 21 and have completed one year of service. Under the provisions of the Plan, investment activity is directed by individual participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the maximum amount allowed by the Internal Revenue Code (IRC). The Bank makes matching contributions equal to 50% of the participant’s contributions, with such contributions limited to 5% of annual eligible compensation. The Bank may also make additional discretionary contributions. Contributions are subject to certain limitations. After tax or Roth contributions are accepted by the Plan.

Vesting

Vesting in the Company’s profit sharing and matching contribution portions of their accounts, plus actual earnings thereon, is based on years of continuous service (one year of service is 1,000 hours) as follows:

Years of Service	Vesting Percentage
0 – 1 year	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
>6 years	100%

Forfeiture Accounts

There were no unallocated forfeitures as of December 31, 2025 and 2024. Forfeitures may be used to reduce future employer contributions. During 2025 and 2024, $4,132 and $39,988, respectively, of forfeitures were used to reduce the Bank’s contribution.

Note 2. Summary of Accounting Policies

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan documents.

Effective January 1, 2016, all new loans made after that date will come due upon termination of employment.

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COMMUNITY BANCORP. & DESIGNATED

SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2025 and 2024

Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurement.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

All reasonable expenses of administration may be paid out of Plan assets unless paid by the Bank.

Note 3. Fair Value Measurement

Fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, and Level 3 inputs have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. No Level 2 or Level 3 inputs were used at December 31, 2025 and 2024.

Level 1 Fair Value Measurement

Money market assets are valued at the net asset value equal to the quoted market price of shares held by the Plan at year end. The fair value of marketable equity securities is based on the closing price reported on the active market where the individual securities are traded. The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year end.

The Plan’s investments are reported at fair value on a recurring basis in the accompanying statements of net assets available for benefits. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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COMMUNITY BANCORP. & DESIGNATED

SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2025 and 2024

Fair value measurements for the dates presented were as follows:

	Level 1
December 31,	2025	2024

Money market assets	$3,975,301	$1,797,899
Marketable equity securities	11,526,281	7,795,677
Mutual funds	27,948,170	27,232,965

Total assets at fair value	$43,449,752	$36,826,541

Note 4. Tax Status

The Plan is part of a prototype plan designated by Future Planning Associates, Inc., the record keeper of the Plan. The Internal Revenue Service has determined and informed the record keeper by a letter dated June 30, 2020 that the prototype plan is designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the opinion letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Note 5. Plan Termination

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note 6. Party-In-Interest Transactions

Community Financial Services Group, LLC is the Plan’s custodian. The Bank has a one-half ownership interest in Community Financial Services Group, LLC. There were no fees paid to the custodian by the Plan for investment management services for the year ended December 31, 2025.

The Plan allows for participant contributions to be invested in common stock of the Company. At December 31, 2025 and 2024, the Plan held 457,120 and 466,807 shares of Company common stock, respectively, valued at $11,526,281 and $7,795,677, respectively.

There were no party-in-interest transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

Fees paid to Future Planning Associates, Inc. for participant loan setup amounted to $2,250 for the year ended December 31, 2025. These fees qualify as party-in-interest transactions.

Note 7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

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COMMUNITY BANCORP. & DESIGNATED

SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2025 and 2024

Note 8. Subsequent Events

For purposes of accrual or disclosure in these financial statements, the Company has evaluated subsequent events through June 26, 2026, the date of issuance of these financial statements.

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Schedule 1

COMMUNITY BANCORP. & DESIGNATED

SUBSIDIARIES RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End-of-Year)

Required for IRS Form 5500

EIN #03-0288082

Plan #002

December 31, 2025

	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value

	Fidelity Money Market Fund	Money Market	**	$ 3,851,208
	Federated Government Obligations Fund	Money Market	**	124,093
	American Balanced Fund	Mutual Fund	**	5,790,083
	Dodge & Cox Balanced Fund	Mutual Fund	**	1,233,078
	Growth Fund of America, Inc.	Mutual Fund	**	6,711,922
	T. Rowe Price Equity Income Fund	Mutual Fund	**	2,673,328
	Royce Premier Investment Fund	Mutual Fund	**	1,715,775
	Vanguard Total Stock Market Index Fund	Mutual Fund	**	7,019,988
	Vanguard Short Term Bond Index Fund	Mutual Fund	**	535,575
	EuroPacific Growth Fund	Mutual Fund	**	1,916,125
	American Funds Target Date 2025	Mutual Fund	**	176,955
	American Funds Target Date 2030	Mutual Fund	**	125,431
	American Funds Target Date 2035	Mutual Fund	**	3,379
	American Funds Target Date 2040	Mutual Fund	**	25,498
	American Funds Target Date 2045	Mutual Fund	**	4,460
	American Funds Target Date 2055	Mutual Fund	**	105
	American Funds Target Date 2060	Mutual Fund	**	16,468
*	Community Bancorp.	Marketable Equity Security	**	11,526,281

	Investments at fair value			43,449,752

*	Notes receivable from participants	4.25% - 9.50%,
		various maturities		361,067

				$43,810,819

*	Indicates a party-in-interest to the Plan.
**	Participant directed investments; information not required.

13

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY BANCORP. & DESIGNATED SUBSIDIARIES

RETIREMENT SAVINGS PLAN

DATE: June 26, 2026	/s/ Christopher Caldwell
Christopher Caldwell, President & Chief
Executive Officer, Community Bancorp.
(Plan Administrator)

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SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMUNITY BANCORP.

EXHIBITS

EXHIBIT INDEX

Exhibit 23	Consent of BDMP Assurance, LLP, independent registered public accountants

Exhibit 23.1	Consent of Berry, Dunn, McNeil & Parker, LLC, independent registered public accountants

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